UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated September 1, 2010
Commission file number 001-15254

ENBRIDGE INC.
(Exact name of Registrant as specified in its charter)

Canada (State or other jurisdiction of incorporation or organization)	None (I.R.S. Employer Identification No.)
3000, 425 — 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
(Address of principal executive offices and postal code)
(403) 231-3900
(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐     Form 40-F ☑
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐     No ☑
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):
Yes ☐     No ☑

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):
N/A
The following document is being submitted herewith:
•    Press Release dated August 26, 2010.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)
Date: September 1, 2010	By:	/s/“Alison T. Love”
Alison T. Love
Vice President, Corporate Secretary & Chief Compliance Officer

2

NEWS RELEASE
Enbridge Launches Bakken Expansion Program Binding Open Season
HOUSTON & CALGARY, Alberta — (August 26, 2010) — Enbridge Energy Partners L.P. (NYSE:EEP) (“EEP”) and Enbridge Income Fund (TSX: ENF) (“ENF”), affiliates of Enbridge Inc. (collectively “Enbridge”) today launched a binding open season to solicit additional shipper interest in the Bakken Expansion Program, a series of projects to expand crude oil pipeline capacity in North Dakota and Saskatchewan. These proposed projects, will provide incremental capacity to meet the crude oil transportation needs of Williston Basin producers.
“The Bakken and Three Forks formations in the Williston Basin are expected to be significant long-term sources of crude oil production growth,” said Stephen J. Wuori, Executive Vice President, Liquids Pipelines, Enbridge Inc. “The Enbridge system provides a low cost solution for shippers to access prime U.S. markets including the Great Lakes region of the Upper Midwest and the Midcontinent refinery markets connected to Cushing, Oklahoma. Our ability to provide segregated service also ensures that producers maximize the netback from their high quality, light sweet Bakken crude oil production. Finally, the integration of the Bakken Expansion Program with the Enbridge mainline will provide long-term guaranteed access to prime markets in the United States.”
Enbridge’s proposed Bakken Expansion Program includes several separate yet complementary projects. When completed, this program will provide another 145,000 barrels per day (bpd) of incremental pipeline capacity from new receipt locations in the Bakken and Three Forks formations in North Dakota to interconnections with other existing Enbridge systems serving a broad number of refineries in North America.
Enbridge has sufficient binding commitments to proceed with the Beaver Lodge Loop Project and the Enbridge Bakken Pipeline Projects (U.S. and Canada). Through the open season, shippers will have the opportunity to secure firm capacity on these two projects as well as commit to capacity on the SORTI and Dunn Projects. Details on the projects are available in the attached backgrounder and at www.enbridge.com.
The binding Open Season begins today, August 26, 2010, and closes at 5 p.m. MT on October 29, 2010.
More information about the binding Open Season and the Enbridge Bakken Expansion Program is available on the Open Season website at www.enbridge.com or by contacting:

Kelly Wilkins	—OR—	Drew Armstrong
Enbridge Pipelines North Dakota LLC		Enbridge Pipelines Inc.
2505 16th Street SW, Suite 200		3000-425 1st Street SW
Minot, North Dakota 58701		Calgary, Alberta T2P 3L8
(701) 857-0840		403-231-3904
bakken.program@enbridge.com		bakken.program@enbridge.com
About Enbridge Energy Partners, L.P.
Enbridge Energy Partners, L.P. (www.enbridgepartners.com) owns and operates a diversified portfolio of crude oil and natural gas transportation systems in the United States, including the EPND System. Its principal crude oil system is the largest transporter of growing oil production from western Canada. The system’s deliveries to refining centers and connected carriers in the United States account for approximately 12 percent of total U.S. oil imports; while deliveries to Ontario, Canada satisfy approximately 60 percent of refinery demand in that region. The Partnership’s natural gas gathering, treating, processing and transmission assets, which are principally located onshore in the active U.S. Mid-Continent and Gulf Coast area, deliver approximately 2 billion cubic feet of natural gas daily.
Enbridge Energy Management, L.L.C. (NYSE: EEQ) (www.enbridgemanagement.com) manages the business and affairs of the Partnership and its sole asset is an approximate 14 percent interest in the Partnership. Enbridge Energy Company, Inc., an indirect wholly owned subsidiary of Enbridge Inc. of Calgary, Alberta, (NYSE: ENB) (TSX: ENB) (www.enbridge.com) is the general partner and holds an approximate 27 percent interest in the Partnership.
About Enbridge Income Fund
Enbridge Income Fund is an unincorporated, open-ended trust created to provide a stable and sustainable flow of distributable cash to unitholders. The Fund is a premier income fund in Canada with a low-risk profile focused on energy infrastructure assets. It owns a 50% interest in the Canadian segment of the Alliance Pipeline, a 100% interest in Enbridge Pipelines (Saskatchewan) Inc., and a 50% interest in NRGreen Power Limited Partnership, which operates electrical generation facilities using waste heat, and holds interests in three wind power projects in Western Canada. Enbridge Income Fund’s trust units are listed and trade on the Toronto Stock Exchange under the symbol “ENF.UN”. Information about Enbridge Income Fund is available on the Fund’s web site at www.enbridgeincomefund.com

Contacts:
Enbridge Income Fund

Media	Investor Relations
Jennifer Varey/Gina Jordan	Pat Murray
(403) 508-6563 or Toll-free: 1-888-992-0997	Investment Community
Email: jennifer.varey@enbridge.com	(403) 461-7853
Email: patrick.murray@Enbridge.com
Website: www.enbridgeincomefund.com
Enbridge Energy Partners, L.P.

Media	Investor Relations
Lorraine Grymala	Douglas Montgomery
Toll-free: (877) 496-8142	Toll-free: 1-866-EEP INFO or
Email: usmedia@enbridge.com	1-866-337-4636
Email: eep@enbridge.com
Website: www.enbridgepartners.com

Background Information
The Bakken Expansion Program
Enbridge’s proposed Bakken Expansion Program includes several separate yet complementary projects that provide 145,000 barrels per day (bpd) of pipeline capacity from new Bakken and Three Forks formation receipt locations located in North Dakota to interconnections with other existing affiliated Enbridge systems serving a broad number of refineries in North America.
The Bakken Expansion Program would supplant the 25,000 bpd capacity provided by the reactivation and reversal of the interconnected Line 26 in the U.S. and EX-02 line in Canada (the “Portal Link”), which will be available by early 2011 subject to regulatory approvals, bringing the total potential incremental capacity of the Portal reversal and the Bakken Expansion Program to 145,000 bpd by Q1 2013. Shippers will have the opportunity to subscribe for either 5 year or 10 year commitments of firm access to the new 145,000 bpd of pipeline capacity on Enbridge systems operating in the Williston Basin.
Enbridge’s Bakken Expansion Program includes the following projects:
1.	Enbridge North Dakota Bakken Projects:
•	The Beaver Lodge Loop Project: A new 12- or 16-inch diameter pipeline system with tankage and new pump stations from Enbridge Pipelines (North Dakota) LLC’s (“North Dakota System”) existing Beaver Lodge Station near Tioga, North Dakota, to Berthold, North Dakota, that will increase the capacity along the 45-mile segment to approximately 315,000 bpd by Q1 2013. The pipeline project will be undertaken by Enbridge Pipelines (North Dakota) LLC a subsidiary of Enbridge Energy Partners (EEP) and will parallel the existing Enbridge North Dakota System.

•	SORTI & Dunn Projects: Construction of a new 8” / 10” pipeline system owned by Enbridge Pipelines (North Dakota) LLC starting approximately 45 miles south of Beaver Lodge Station. Two new truck facilities will be constructed: both Keene Station located near Keene, North Dakota and Croff Station, located near the Dunn/McKenzie County border, will provide shippers with the opportunity to subscribe for either 5 year or 10 year commitments of firm access on the new approximately 100,000 bpd of pipeline capacity into Beaver Lodge.
2.	Enbridge Bakken Pipeline Projects (U.S. and Canada): Expansion of Line 26/EX-02, including added facilities in North Dakota, Saskatchewan and Manitoba, including the following:
•	Expansion of the U.S. portion of the Portal Link (“Line 26”) by EEP, including construction of two new pumping stations and enhancements of the pipeline north of Berthold. Extension of the Canadian portion of the Portal Link (Line “EX-02”) by Enbridge Income Fund (ENF) with construction of a new 75-mile, 16-inch diameter pipeline from Steelman, Saskatchewan to the Enbridge terminal at Cromer, Manitoba, expected to be in-service by Q1 2013. Subject to regulatory approvals, Line EX-02 and the new extension to Cromer will be acquired and undertaken by Enbridge Bakken Pipeline Limited Partnership, a newly formed subsidiary of ENF.
These expansion projects will provide 145,000 bpd of capacity between Berthold, North Dakota, and Cromer, Manitoba and give shippers an opportunity to have long-term contracts for capacity between these two points.